Table of Contents

EXHIBIT 12.1

CIT Group Inc. and Subsidiaries Computation of Ratio of Earnings to Fixed Charges (dollars in millions)

	Years Ended December 31,
	2015		2014		2013		2012	2011
Earnings:
Net income (loss)	$1,056.6		$1,130.0		$675.7		$(592.3)	$14.8
(Benefit) provision for income taxes – continuing operations	(488.4)		(397.9)		83.9		116.7	157.0
(Income) loss from discontinued operation, net of taxes	10.4		(52.5)		(31.3)		56.5	69.1
Income (loss) from continuing operations, before benefit (provision) for income taxes	578.6		679.6		728.3		(419.1)	240.9
Fixed Charges:
Interest and debt expenses on indebtedness	1,103.5		1,086.2		1,060.9		2,665.7	2,504.2
Interest factor: one-third of rentals on real and personal properties	11.3		7.3		7.8		8.2	9.3
Total fixed charges for computation of ratio	1,114.8		1,093.5		1,068.7		2,673.9	2,513.5
Total earnings before provision for income taxes and fixed charges	$1,693.4		$1,773.1		$1,797.0		$2,254.8	$2,754.4
Ratios of earnings to fixed charges	1.52	x	1.62	x	1.68	x	(1)	1.10	x

(1)	Earnings were insufficient to cover fixed charges by $419.1 million for the year ended December 31, 2012.